Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 06 2002
WASH. D.C. 164

May 10, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

02034759

Attn: Filing Desk

Dear Sirs:

SUPPL

Re: E.T.C. Industries Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), Securities Act of 1934
File No.82-1508

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period January 1 - March 31, 2002:

1) January 3/02 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) January 3/02 letter to B.C. Securities Commission ("BCSC") c/w Form 27 as filed;
3) January 10/02 letter to CDNX c/w News Release as disseminated;
4) January 10/02 letter to BCSC c/w Form 27 as filed;
5) February 4/02 letter to CDNX c/w News Release as disseminated;
6) February 4/02 letter to BCSC c/w Form 53-901F as filed;
7) February 5/02 letter to CDNX c/w Transaction Summary Form 5C as filed;
8) March 11/02 letter to CDNX c/w News Release as disseminated;
9) March 11/02 letter to BCSC c/w Form 53-901F as filed;
10) March 25/02 letter to CDNX c/w News Release as disseminated;
11) March 25/02 letter to BCSC c/w Form 53-901F as filed;
12) March 28/02 letter to CDNX c/w News Release as disseminated;
13) March 28/02 letter to BCSC c/w Form 53-901F as filed.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

6/17

Please note, the Company completed the consolidation of its share capital on January 25/02 and effective at the opening January 28/02 the common shares of E.T.C. Industries Ltd. were delisted and new shares of Consolidated E.T.C. Industries Ltd. commenced trading (see letter from CDNX attached).

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

____
Received as above
per: __________________________
Print Name

FILE 82-1508

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

January 3, 2002

Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C. V7Y 1H1

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated June 21, 2001 has been disseminated through the following publications:

1) The Vancouver Stockwatch (Fax: 687-2304)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors
- Jones Richards & Co., C.G.A.
- Securities & Exchange Commission, Washington, DC, USA
- Directors

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

January 3, 2002

CDNX – "EIL"
12g3-2(b): 82-1508

"NEWS RELEASE"

The Company announces that it received approval from its shareholders to carry out a share consolidation on a 10:1 basis (the "Consolidation") and name change to Consolidated E.T.C. Industries Ltd. (the "Name Change") at the last annual general meeting held on June 20, 2001. Presently, there are approximately 21,176,790 shares of the Company issued and outstanding and approximately 2,117,679 shares of the Company would be issued and outstanding after the Consolidation. The Consolidation is subject to approval of the Exchange and is deemed necessary to further the financing capabilities of the Company.

ON BEHALF OF THE BOARD

Gary Musil,
Secretary/Director

File 82-1508

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

January 3, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 27 regarding a material change of January 3, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

January 3, 2002

ITEM 3. PRESS RELEASE

Issued January 3, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announces that it received approval from its shareholders to carry out a share consolidation on a 10:1 basis and name change to Consolidated E.T.C. Industries Ltd.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that it received approval from its shareholders to carry out a share consolidation on a 10:1 basis (the "Consolidation") and name change to Consolidated E.T.C. Industries Ltd. (the "Name Change") at the last annual general meeting held on June 20, 2001. Presently, there are approximately 21,176,790 shares of the Company issued and outstanding and approximately 2,117,679 shares of the Company would be issued and outstanding after the Consolidation. The Consolidation is subject to approval of the Exchange and is deemed necessary to further the financing capabilities of the Company.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 3rd day of January, 2002.

File #82-1508

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

January 10, 2002

Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C. V7Y 1H1

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated January 10, 2001 has been disseminated through the following publications:

1) The Vancouver Stockwatch (Fax: 687-2304)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors
- Jones Richards & Co., C.G.A.
- Securities & Exchange Commission, Washington, DC, USA
- Directors

File #82-1508

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

January 10, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 27 regarding a material change of January 10, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

January 10, 2002

ITEM 3. PRESS RELEASE

Issued January 10, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Victor N. Bryant, Process Metallurgist joins the Board

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Victor N. Bryant, Process Metallurgist joins the Board

E.T.C. Industries Ltd. (EIL.CDNX) is pleased to announce that Victor N. Bryant of New Westminster, B.C. has agreed to join the board of E.T.C. Industries Ltd.

Mr. Bryant will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bryant's thirty years of experience in the mining industry in various capacities such as operations and project engineer, plant manager, senior process metallurgist, and mill/concentrator superintendent to name a few, will bring valuable input to the Company.

Mr. Bryant's more significant experience in the last ten years has been with Fluor Daniel consulting on projects for PT Newmont in Indonesia, Phelps Dodge and Asarco in Southern Peru, BHP in Santiago, Chile, Cyprus Corp in Arizona and Peru and numerous other worldwide projects. His metallurgical expertise on these projects assisted in process design, feasibility studies, plant optimization, trouble shooting and coordinating construction and expansion of many mine and mill facilities.

Prior to Flour Daniel he worked for Billiton International Metals Ltd., Granges Exploration, Sherritt Gordon, Placer Development Ltd., Noranda Mines Ltd. and Anglo American Corporation.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 10th day of January, 2002.

File #82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

February 4, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated February 4, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (Fax: 687-2304)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors
- Jones Richards & Co., C.G.A.
- Securities & Exchange Commission, Washington, DC, USA
- Directors

CONSOLIDATED E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
gmusil@direct.ca

February 4, 2002

CDNX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

AGREEMENT ON ANYOX PROPERTY SIGNED

The Company announces they have signed a formal option agreement with Granby Mining Corporation to acquire a 50% interest in an Anyox area gold and moly mineralized prospect on The Granby Peninsula comprised of 20 units in the Skeena Mining Division of B.C. (the "Property").

The agreement provides for staged payments totalling $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 1,000,000 shares in three tranches following regulatory approval.

The Granby Peninsula property is located 1 km east of the former Anyox mine and smelter complex, which produced 24.7 million tons of copper ore between 1914 and 1935. Silica flux and gold was mined in conjunction with smelting operations. The operation ceased in 1935 because of depressed prices for copper.

In a previous report by Burton Consulting Inc., on the Anyox area properties, it was indicated that the bedded quartz veins represent an excellent exploration bet for large tonnage, low to moderate grade gold plus silver deposits. The molybdenum bearing stock has excellent potential to host a large tonnage, low to moderate grade open pit molybdenum mine.

A finder's fee in cash and shares is payable subject to regulatory approval.

ON BEHALF OF THE BOARD

Kenneth B. Liebscher,
President/Director

File #82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

February 4, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of February 4, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

February 4, 2002

ITEM 3. PRESS RELEASE

Issued February 4, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announces they have signed a formal option agreement with Granby Mining Corporation to acquire a 50% interest in an Anyox area gold and moly mineralized prospect on The Granby Peninsula comprised of 20 units in the Skeena Mining Division of B.C. (the "Property").

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

AGREEMENT ON ANYOX PROPERTY SIGNED

The Company announces they have signed a formal option agreement with Granby Mining Corporation to acquire a 50% interest in an Anyox area gold and moly mineralized prospect on The Granby Peninsula comprised of 20 units in the Skeena Mining Division of B.C. (the "Property").

The agreement provides for staged payments totalling $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 1,000,000 shares in three tranches following regulatory approval.

The Granby Peninsula property is located 1 km east of the former Anyox mine and smelter complex, which produced 24.7 million tons of copper ore between 1914 and 1935. Silica flux and gold was mined in conjunction with smelting operations. The operation ceased in 1935 because of depressed prices for copper.

In a previous report by Burton Consulting Inc., on the Anyox area properties, it was indicated that the bedded quartz veins represent an excellent exploration bet for large tonnage, low to moderate grade gold plus silver deposits. The molybdenum bearing stock has excellent potential to host a large tonnage, low to moderate grade open pit molybdenum mine.

A finder's fee in cash and shares is payable subject to regulatory approval.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Gary Musil, Secretary
Telephone:	(604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 4th day of February, 2002.

File #82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

February 5, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Corporate Finance Services

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")
Option to Acquire 50% Interest in Granby Mining Claims

In accordance with Canadian Venture Exchange Listing Policy 5.3, we hereby provide you with written notice of the following reviewable major acquisition:

1. **The name of the listed company:**

   Consolidated E.T.C. Industries Ltd.

2. **Statutory Exemption Being Relied Upon for Issuance of Shares:**

   Section 74(2)(18) of the Securities Act (British Columbia) for 250,000 shares to Granby Mining Corp.
   Section 128(f) of the Securities Act (British Columbia) for 18,750 shares to Orlon Resources Ltd.

3. **Summary of Transaction:**

   The Company has signed an option agreement with Granby Mining Corporation of Vancouver, B.C. to acquire 50% of the Granby Peninsula mining claims.

4. **Finder's Fee:**

   There is a finder's fee payable in relation to the proposed transaction.

5. List of Documents Enclosed with Notice:

(a) Transaction Summary Form 5C;
(b) Copy of News Releases dated February 4, 2002;
(c) Certified Copy of Directors Consent Resolutions;
(d) Property Acquisition Agreement dated January 15, 2002 and executed January 30, 2002;
(e) Finders Fee Agreement dated January 30, 2002;
(f) The Company's cheque in the amount of $1,070.00 (Inclusive of the applicable GST) made payable to the Canadian Venture Exchange representing the requisite filing fee in relation to this transaction.

Should you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

c.c. - Martin & Associates - Attn: Paul Fang, Solicitor
- Securities & Exchange Commission, Wash. D.C., USA
- Granby Mining Corporation - Attn: Steve Buchan

FORM 5C

TRANSACTION SUMMARY FORM

Re: Consolidated E.T.C. Industries Ltd. (the "Issuer").

SEDAR Project #: 419132.

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated February 4, 2002.

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows: The Issuer is acquiring 50% interest in the Granby Peninsula Mineral Claims located on Observatory Inlet, Skeena Mining Division south of Anyox, B.C.

4. The date, parties to and type of agreement (eg: sale or option) are as follows: Effective January 15, 2002 and executed January 30, 2002 the Issuer signed an Option Agreement with Granby Mining Corporation to acquire 50% interest in the Granby Peninsula Mineral Claims

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows: The price for the acquisition of a 10% interest in the first year of the agreement is $80,000 (eighty thousand) Cdn. and 250,000 (two hundred fifty thousand) shares and $300,000 (three hundred thousand) Cdn. in work commitments by January 15, 2003.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Granby Mining Corporation	1,000,000 common shares in stages over 3 years	N/A
Orlon Resources Ltd.	75,000 common shares in stages over 3 years	N/A

16. If the transaction is a Related Party Transaction, as defined in Policy 1.1 – Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction. Not Applicable

Dated: February 5, 2002.

Signature of authorized signatory

Gary Musil
Print name of signatory

Secretary/Director
Official capacity

File #82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

March 11, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated March 11, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

CONSOLIDATED E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
gmusil@direct.ca

March 11, 2002

CDNX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

AMENDMENT TO AGREEMENT ON ANYOX PROPERTY

The Company wishes to announce an amendment to the Property Agreement dated January 15, 2002. The amendment reflects the addition of the Moly3 (a 20 unit claim block) for payments of $120,000 over a two-year period. There will be no issuance of additional stock.

INVESTOR RELATIONS REINSTATED

In addition the Company wishes to announce the reinstatement of the Baron Marney investor relations agreement effective March 1, 2002.

ON BEHALF OF THE BOARD

"KENNETH B. LIEBSCHER"

Kenneth B. Liebscher,
President/Director

E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

March 11, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of March 11, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 11, 2002

ITEM 3. PRESS RELEASE

Issued March 11, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Amendment to January 15/02 Property Agreement. Reinstatement of IR Agreement.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

AMENDMENT TO AGREEMENT ON ANYOX PROPERTY

The Company wishes to announce an amendment to the Property Agreement dated January 15, 2002. The amendment reflects the addition of the Moly3 (a 20 unit claim block) for payments of $120,000 over a two-year period. There will be no issuance of additional stock.

INVESTOR RELATIONS REINSTATED

In addition the Company wishes to announce the reinstatement of the Baron Marney investor relations agreement effective March 1, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 11th day of March, 2002.

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

March 25, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated March 25, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

CONSOLIDATED E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
gmusil@direct.ca

March 25, 2002

CDNX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

FINANCING

The Company has arranged a non-brokered private placement of 670,000 units at a price of $0.15 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ON BEHALF OF THE BOARD
"KENNETH B. LIEBSCHER"

Kenneth B. Liebscher,
President/Director

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

March 25, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of March 25, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 25, 2002

ITEM 3. PRESS RELEASE

Issued March 25, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has arranged a non-brokered private placement of 670,000 units at a price of $0.15 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

FINANCING
The Company has arranged a non-brokered private placement of 670,000 units at a price of $0.15 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 25th day of March, 2002.

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

March 28, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated March 28, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

CONSOLIDATED E.T.C. INDUSTRIES LTD.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
gmusil@direct.ca

March 28, 2002

CDNX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

PRIVATE PLACEMENT OVER SUBSCRIBED

Further to our news release dated March 25, 2002, the Company has received additional subscriptions to the non-brokered private placement of 534,000 units at a price of $0.15 per unit. The total non-brokered private placement will be increased to 1,047,000 units at a price of $0.15 per unit ($157,000). Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ON BEHALF OF THE BOARD

"GARY MUSIL"

Gary Musil, CFO
Secretary/Director

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

March 28, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of March 28, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 28, 2002

ITEM 3. PRESS RELEASE

Issued March 28, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has received additional subscriptions to the non-brokered private placement of 534,000 units at a price of $0.15 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

PRIVATE PLACEMENT OVER SUBSCRIBED

Further to our news release dated March 25, 2002, the Company has received additional subscriptions to the non-brokered private placement of 534,000 units at a price of $0.15 per unit. The total non-brokered private placement will be increased to 1,047,000 units at a price of $0.15 per unit ($157,000). Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 28th day of March, 2002.

File #82-1508

[redacted]

January 25, 2002

Martin & Associates
Barristers & Solicitors
Suite 2100, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC
V6E 3X2

Attention: Paul M. Fang

Dear Sirs\Mesdames:

Re: CONSOLIDATED E.T.C. INDUSTRIES LTD. ("EAX")
[formerly E.T.C. Industries Ltd. ("EIL")]
Name Change and Consolidation – Submission #70936

This is to confirm that pursuant to a special resolution passed by shareholders June 30, 2001, the Company has consolidated its capital on a 10 old for 1 new basis. The name of the Company has also been changed from E.T.C. Industries Ltd. to Consolidated E.T.C. Industries Ltd.

Effective at the opening **January 28, 2002**, the common shares of Consolidated E.T.C. Industries Ltd. will commence trading on CDNX, and the common shares of E.T.C. Industries Ltd. will be delisted. The Company is classified as a 'Mining (Non-Oil & Gas) Exploration/Development' company.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\nl

cc: BC Securities Commission, Attention: Corporate Finance
E.T.C. Industries Ltd.

File: ::ODMA\PCDOCS\DOCP\841943\1